

Mail Stop 3628

December 22, 2008

Via Facsimile and U.S. Mail

Steven I. Suzzan, Esq.
Fulbright & Jaworski L.L.P.
666 Fifth Avenue
New York, NY 10103

      Re: Sirona Dental Systems, Inc.
               Schedule TO-I filed December 18, 2008
               File No. 005-53071

Dear Mr. Suzzan:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Offer to Exchange

This Offer, page 10

Section 1. Eligibility; Number of Options; Expiration Time, page 10

1.   We note that option holders will not know the actual number of shares that they will have the right to purchase under the Replacement Options at the time they tender. In addition, we note that the number of shares represented by the Replacement Options will be determined using an exchange ratio calculated using the Black-Scholes option valuation method, based on the closing price at expiration and other valuation assumptions. Please advise us as to how you are

complying with Item 4 of Schedule and corresponding Item 1004(a)(1)(ii) of Regulation M-A. Please also advise us as to how you are complying with Rule 14e-1(b).

Miscellaneous, page 24

2. Please remove the reference to Section 27A of the Securities Act in the first sentence, since the safe harbor for forward-looking statements in that section does not apply to statements in connection with a tender offer.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions